Exhibit 99.1

REPORT UNDER

NATIONAL INSTRUMENT 51-102

REPORT OF VOTING RESULTS

To:   Canadian Securities Administrators

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted on at the Annual Meeting of Shareholders of Bank of Montreal (the “Bank”) held on April 18, 2023 and, as such votes were conducted by ballot, the number and percentage of votes cast FOR, AGAINST/WITHHELD from each vote. Each of the matters set out below is described in greater detail in the Notice of Annual Meeting of Shareholders and Management Proxy Circular which is available at www.bmo.com/investorrelations.

The Board of Directors and management of the Bank recommended that shareholders vote FOR the election of each of the 13 director nominees listed in the Management Proxy Circular, FOR the appointment of KPMG LLP as Auditors of the Bank, FOR the advisory vote on the Bank’s approach to executive compensation, and AGAINST Shareholder Proposals No. 1, 2 and 3.

1.  Election of Directors

A ballot was conducted to vote on each resolution to appoint each of the following 13 nominees as a Director of the Bank to serve until the next Annual Meeting of Shareholders of the Bank or until their resignation or their successor is elected or appointed, and the outcome was as follows:

Nominee	Votes For		Votes Withheld

Janice M. Babiak	351,265,494	97.87%	7,642,029	2.13%

Sophie Brochu	350,385,690	97.63%	8,521,833	2.37%

Craig W. Broderick	355,002,307	98.91%	3,905,215	1.09%

George A. Cope	343,003,583	95.57%	15,903,939	4.43%

Stephen Dent	357,798,594	99.69%	1,108,927	0.31%

Christine A. Edwards	349,346,887	97.34%	9,560,636	2.66%

Martin S. Eichenbaum	356,306,341	99.28%	2,601,181	0.72%

David Harquail	356,718,020	99.39%	2,189,502	0.61%

Linda S. Huber	356,564,090	99.35%	2,343,433	0.65%

Eric R. La Flèche	355,352,580	99.01%	3,554,497	0.99%

Lorraine Mitchelmore	354,474,358	98.76%	4,433,165	1.24%

Madhu Ranganathan	324,532,435	90.42%	34,375,088	9.58%

Darryl White	356,410,039	99.30%	2,497,483	0.70%

2.  Appointment of Shareholders’ Auditors

A ballot was conducted to vote on the resolution to appoint the firm of KPMG LLP as the auditors of the Bank for the 2023 fiscal year and the outcome was as follows:

Votes For		Votes Withheld

334,095,642	90.17%	36,418,696	9.83%

3.  Advisory Vote on the Bank’s approach to Executive Compensation

A ballot was conducted to vote on the advisory Resolution on the Bank’s approach to Executive Compensation and the outcome was as follows:

Votes For		Votes Against

343,725,763	95.77%	15,181,613	4.23%

4.  Advisory Vote on Environmental Policies

A ballot was conducted to vote on a shareholder proposal requesting that the Bank adopt an annual advisory voting policy regarding its environmental and climate objectives and action plan:

Votes For		Votes Against		Votes Abstain

57,719,980	16.09%	288,997,304	80.53%	12,114,337	3.38%

5.  Invest In and Finance the Canadian Oil and Gas Sector

A ballot was conducted to vote on a shareholder proposal requesting that the Bank make clear its commitment to continue to invest in and finance the Canadian oil and gas sector:

Votes For		Votes Against		Votes Abstain

4,471,032	1.25%	350,164,175	97.56%	4,265,825	1.19%

6.  Racial Equity Audit

A ballot was conducted to vote on a shareholder proposal requesting the Bank to conduct and publish a third-party racial equity audit:

Votes For		Votes Against		Votes Abstain

133,565,811	37.21%	216,840,008	60.42%	8,501,687	2.37%

Dated this 18th day of April, 2023.

Bank of Montreal

By:	/s/ Paul V. Noble
Paul V. Noble
Corporate Secretary